BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

File No. 82-34816
January 16, 2006

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Action Filed (Dated January 12, 2006)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

dlw 2/7

(Translation)

File No. 82-34816

January 12, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Action Filed

Notice is hereby given that an action against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC., was filed with the Tokyo District Court as of December 27, 2005 (Sammy was served with the bill of complaint as of January 11, 2006), as described below:

Description

1. Party filing the action:

(1) Name: Aruze Corporation

(2) Location: 1-25, Ariake 3-chome, Koto-ku, Tokyo

(3) Representative: Kazunari Anan, President and Representative Director

2. Content of the action:

(1) Aruze Corporation demands Sammy to pay an amount of ¥21,000,000,000, together with interest at the rate of 5% per annum on the amount accruing on or after the day next following the day on which the bill of complaint was served, up to the payment thereof.

(2) The costs of the action shall be borne by Sammy.

3. Cause of action and the background:

Aruze Corporation has filed the action for the payment of ¥21,000,000,000 in damages, alleging that drum-rotating game machines (or pachislot machines) "*Hokuto-no-Ken*" manufactured and marketed by Sammy have infringed its patent rights (No. 3069092 and No. 3708056).

4. Future prospects:

Aruze Corporation has filed four actions against Sammy for infringement of its patent rights, in which the legitimacy of Sammy has been acknowledged and all judgments have

become final and conclusive in favor of Sammy.

Sammy believes that it has not infringed the patent rights of Aruze Corporation in this case and intends to claim its legitimacy to defend itself in court.

- END -